

July 30, 2013

<u>Via E-mail</u>
Michael J. Golde
Chief Financial Officer
Corporate Resource Services, Inc.
160 Broadway, 11th Floor
New York, New York 10038

      Re: Corporate Resource Services, Inc.
              Information Statement on Schedule 14C
              Filed May 8, 2013
              File No. 000-30734

Dear Mr. Golde:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathleen Krebs, for

              Larry Spirgel
              Assistant Director

cc: <u>Via E-mail</u>
       Steven J. Glusband, Esq.
       Carter Ledyard & Milburn LLP